Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418


[SUPERVALU]
PO Box 990
Minneapolis, MN 55440



May 8, 2006

Dear SUPERVALU and Albertsons associates,

Today is a very exciting day as we move forward and create a new, powerful food retailing and pharmacy company. Leadership shapes the identity of any organization, and today's announcement of my executive leadership team emphasizes the strength and future potential of our new enterprise.

By drawing on the expertise of both SUPERVALU and Albertsons, I believe that our new team reflects the best blend of strengths needed to make the New SUPERVALU successful as a national retail powerhouse and the third-largest grocery retailer in the United States. Fundamental to our future is the establishment of three retail operating divisions and a company-wide merchandising and marketing function to support the success and scope of our leading retail market positions across the country. The new executive leadership team will include three very experienced retailers from Albertsons who together with SUPERVALU executives will create one of the best benches in the industry. I welcome the opportunity to work with Duncan Mac Naughton, Kevin Tripp and Pete Van Helden. I am proud of the entire team we have assembled and am excited to introduce all of them to you today. Reporting directly to me are:

Dave Boehnen, SUPERVALU Executive Vice President. Dave will oversee Legal, Real Estate, Corporate Development and Government Affairs.

John Hooley, SUPERVALU Executive Vice President; President of Retail East. John will oversee the retail operations of Acme, bigg's, Farm Fresh, Scott's, Shaw's and Shoppers.

Mike Jackson, SUPERVALU President and Chief Operating Officer. Mike will oversee Save-A-Lot, Supply Chain Services including retail and wholesale supply chain networks including third-party logistics (TLC), Six Sigma and the Enterprise Office.

Pam Knous, SUPERVALU Executive Vice President, Chief Financial Officer. Pam will oversee Finance, Information Technology and Investor Relations. In addition, Bristol Farms will report to Pam.

Duncan Mac Naughton, SUPERVALU Executive Vice President, Merchandising and Marketing. Duncan will oversee a new company-wide Merchandising and Marketing function for SUPERVALU.

Dave Pylipow, SUPERVALU Senior Vice President, Human Resources. Dave will oversee Human Resource functions and Labor Relations.

Kevin Tripp, SUPERVALU Executive Vice President; President of Retail Midwest. Kevin will oversee the retail operations of Cub Foods, Hornbacher's, Jewel and Shop `n Save, as well as company-wide Pharmacy operations.

Pete Van Helden, SUPERVALU Senior Vice President; President of Retail West. Pete will oversee retail operations in Southern California, Nevada and the Intermountain West divisions under the Albertsons banner.

Also reporting to me and providing important transition support will be Roe Cefalo, currently Albertsons Executive Vice President, Real Estate Development and New Store Formats, and Kathy Herbert, currently Albertsons Executive Vice President, Human Resources. In addition, Bob Borlik, SUPERVALU's recently retired Chief Information Officer, will provide interim technology consulting support, reporting to Pam Knous.

All of these appointments will become effective upon close of the acquisition, which is scheduled for June. At that time, Larry Johnston, Bob Dunst, Paul Gannon, John Sims, and Felicia Thornton will have completed their responsibilities to the company. I wish to thank all the Albertsons executives for their hard work to bring this transaction to successful completion and their role in the transition process.

As a result of today's announcement, the new enterprise steering committee will be comprised of my direct reports and Janel Haugarth, SUPERVALU Senior Vice President, Retail and Wholesale Supply Chain, Roe Cefalo, Kathy Herbert, and Bob Borlik.

In addition, our very experienced local executives and their committed teams are critical underpinnings to our retail success today and into the future. We have the best talent in the field to ensure the highest level of operational and service excellence in the grocery and pharmacy business. We welcome their continued contributions and important roles within SUPERVALU.

The combined strength of our businesses and our highly experienced, well-respected executive leadership team marks the beginning of a bright future and exciting possibilities. I am confident that the combination of our talented industry leaders and our empowered, knowledgeable local management will provide the New SUPERVALU with remarkable breadth and depth of strategic and operational expertise. We have the right strategy and the right team in place to create the new enterprise, build on our competitive strengths, and deliver shareholder value.

With this announcement, the executive team will actively work to identify the next two tiers in the organization using the new enterprise guiding principles and selection process. Our executives will begin to work closely with the enterprise teams to define and achieve functional excellence. We will strive to name the next level of management within the next 45 days.

Finally, I want to thank all of you. The road to a successful acquisition is a long and often ambiguous one. Across our operations we have seen great support for the New SUPERVALU, and I am enthusiastic about what the future will hold for us.

Sincerely,
/s/ Jeff Noddle
Jeff Noddle
SUPERVALU Chairman and Chief Executive Officer

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained herein, the matters set forth in this letter, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
SUPERVALU and Albertson's have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC).
INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You can obtain the definitive joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertsons, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson's, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention:
Corporate Secretary

The respective directors and executive officers of SUPERVALU and Albertson's and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU's directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson's directors and executive officers is available in its proxy statement filed with the SEC by Albertsons on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.
                                       ###

CONTACTS:

Yolanda Scharton
Vice President Corporate Communications and Investor Relations
952-828-4540
YOLANDA.SCHARTON@SUPERVALU.COM

Haley Meyer - Media
952-828-4786
HALEY.MEYER@SUPERVALU.COM